PURCHASE AGREEMENT

The RBB Fund, Inc. (the “Company”), a Maryland corporation, and Boston Partners Global Investors, Inc. (“Boston Partners”), intending to be legally bound, hereby agree with each other as follows:

1.  The Company hereby offers Boston Partners and Boston Partners hereby purchases one (1) share each of the Boston Partners Global Sustainability Fund (par value $.001 per share) and WPG Partners Select Small Cap Value Fund (par value $.001 per share) (each a “Fund”) at price per Share equivalent to the net asset value per share of each respective Fund as determined on December 28, 2021.

2.  The Company hereby acknowledges receipt from Boston Partners of funds in the amount of $40 in full payment for the Shares.

3.  Boston Partners represents and warrants to the Company that the Shares are being acquired for investment purposes and not with a view to the distribution thereof.

4.  This Agreement may be executed in counterparts, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of December 28, 2021.

THE RBB FUND, INC.

By:	/s/ James G. Shaw
Name:	James G. Shaw
Title	CFO/Treasurer & Secretary

BOSTON PARTNERS GLOBAL INVESTORS, INC.

By:	/s/ William G. Butterly, III	/s/ Greg Varner
Name:	William G. Butterly, III	Greg Varner
Title:	General Counsel	Chief Financial Officer